Filed by IHS Inc.

Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: IHS Inc.

(Commission File No. 001-32511)

FAQ Update (new FAQs post announcement) as of 10 May 2016

Q: How do IHS and Markit measure customer satisfaction?

A: IHS conducts regular customer surveys. In 2015, IHS conducted two surveys with approximately 63 percent of respondents providing write-in comments. The IHS Customer Delight score for 2015 was 72 percent, a one-point increase over 2014. Customer Delight at IHS has increased 50 percent since custom tracking began in 2008.

Markit conducts regular customized customer satisfaction surveys. Specific situations are addressed immediately and include an issue-resolution satisfaction survey as part of a thorough response process. Trends and issues are tracked on a monthly, quarterly and annual basis and are used to inform overall business decisions.

Q: Cite an example of how Markit data and IHS analytics would come together. Is there a product example?

A: One example is the purchasing managers index (PMI). Markit can use the IHS country risk foresight data to benefit Markit’s Know Your Customer (KYC) solution, which is about risk mitigation through complementing the PMIs or even incorporating IHS data into Markit’s.

Q: What will be our objectives for the IHS Markit margins?

A: Markit has an adjusted EBITDA margin (a standard measure of profitability) of 45 percent compared with the IHS margin of 31.9 percent. Over the longer term, our goal will be to have an adjusted EBITDA margin for IHS Markit closer to what Markit produces today. (EBITDA=earnings before interest, taxes, depreciation and amortization.)

Q: What are the regulatory approvals that are required?

A: The merger is subject to two regulatory approvals: In the U.S. under the Hart-Scott-Rodino Antitrust Improvements Act (“HSR Act”) and in Germany by the Federal Cartel Office (“BKartA”). IHS and Markit submitted notifications under the HSR Act on April 1, 2016, and received early termination of the waiting period on April 20, 2016. (This means that the U.S. Federal Trade Commission and the U.S. Department of Justice have completed their reviews and have determined not to take any action.) In Germany, IHS and Markit submitted a merger control filing to BKartA on April 5, 2016 and clearance was received on May 2.

Q: If IHS Markit will be headquartered in London (U.K.), what would be the business impacts if, after the June 23 European Union Referendum, Britain decides to leave the EU?

A: We do not expect any impact from the U.K. vote on the EU Referendum.

Q: Where are the IHS and Markit offices located?

A: A list of IHS locations is available on the IHS website here: https://www.ihs.com/about/contact-us.html. An interactive map of Markit locations is available on the Markit web site here: http://www.markit.com/Company/About-Markit and a list of Markit offices is located here http://www.markit.com/Contact-Us.

Q: Will Jerre remain on the IHS Markit Board of Directors (as a general board member) after Lance becomes Chairman of the Board on Dec 31, 2017?

A: No.

Q: Upon closing of the merger, will the combined company report earnings in U.K. pounds or U.S. dollars?

A: The combined company will report earnings in U.S. dollars.

Q: What will be the fiscal year for the combined company?

A: The fiscal year for the combined company will begin on Dec. 1 and end on Nov. 30.

Where You Can Find Additional Information

In connection with the proposed transaction, on May 10, 2016 Markit filed with the Securities and Exchange Commission (the “SEC”) a preliminary registration statement on Form F-4 that includes a joint proxy statement of IHS and Markit. These materials are not final and may be amended. IHS and Markit may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or definitive registration statement or any other document which IHS or Markit may file with the SEC. INVESTORS AND SECURITY HOLDERS OF IHS AND MARKIT ARE URGED TO READ THE PRELIMINARY REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE VERSIONS THEREOF AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the preliminary materials filed on May 10, 2016 and the definitive versions of these materials and other documents filed with the SEC (when available) by IHS and Markit through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of IHS and Markit at the following:

IHS	MARKIT
15 Inverness Way East	4th Floor, Ropemaker Place,
Englewood, CO 80112	25 Ropemaker Street, London England EC2Y 9LY
Attention: Investor Relations	Attention: Investor Relations
+1 303-397-2969	+44 20 7260 2000

Participants in the Solicitation

IHS, Markit, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IHS’s directors and executive officers, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in IHS’s Form 10-K for the year ended November 30, 2015 and its proxy statement filed on February 24, 2016, which are filed with the SEC. Information regarding the directors and executive officers of Markit, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Markit’s 20-F for the year ended December 31, 2015, and Markit’s proxy statement filed on Form 6-K on March 27, 2015, which are filed with the SEC. A more complete description will be available in the definitive registration statement on Form F-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder or stockholder (as applicable) and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the merger, (ii) the ability of IHS and Markit to integrate the business successfully and to achieve anticipated synergies, risks and costs, (iii) potential litigation relating to the proposed transaction that could be instituted against IHS, Markit or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm IHS’s and Markit’s business, including current plans and operations, (v) the ability of IHS or Markit to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (vii) continued availability of capital and financing and rating agency actions, (viii) legislative, regulatory and economic developments, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect IHS’s and/or Markit’s financial performance, (x) certain restrictions during the pendency of the merger that may impact IHS’s or Markit’s ability to pursue certain business opportunities or strategic transactions and (xi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus included in the preliminary registration statement on Form F-4 filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors presented in the preliminary registration statement on Form F-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IHS’s or Markit’s consolidated financial condition, results of operations, credit rating or liquidity. Neither IHS nor Markit assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.